LADENBURG THALMANN & CO. INC.

520 Madison Avenue

New York, New York 10022

June 8, 2010

VIA EDGAR

United States Securities and

   Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

ARMOUR Residential REIT, Inc.

Registration Statement on Form S-11 originally filed May 14, 2010

(File No. 333-166847) (the "Registration Statement")

Gentlemen:

In connection with the Registration Statement on Form S-11, as amended, of ARMOUR Residential REIT, Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:30 P.M., Thursday, June 10, 2010 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:

/s/ Steven Kaplan

Name:

Steven Kaplan

Title: Managing Director